INVEST IN **REALTYHIVE**

# 🚀A global Real Estate Platform featuring Time-Limited Events & buyers Cashback



RealtyHive
Cashifyd
by RealtyHive
Download on the App Store
GET IT ON Google Play
Connecting the world's motivated buyers & sellers
UPCOMING EVENTS →
NEW EVENTS →
MAP SEARCH →
Or browse by category:
I want to buy
What is your price range?
$700K
$850K
Estimated cash at closing
$4,200
to
$5,100
Continue
Kaukauna, Wisconsin
Colin Wiggins
$12k - $15k
Reilly Penn
$10k - $11k
Nicholas Simmonds
$5k - $7k
Choose bid
View Agent
MacBook


realtyhive.com Green Bay WI

Technology | Main Street | Software | Marketplace | App

LEAD INVESTOR

**Erik Johnson** Broker RE Exp Realty

I like the company and the direction, the platform should help all parties involved. Looks like it has lots of room for growth RH has been successful in many other areas of RE game and this is just a great extension for them to go. The leadership and team understands the market and the direction it is heading. Should be a game changer for all involved. With many of the applications of this company we have already used and feel very good about the future.

**Invested $1,000 this round**


OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION


## Highlights

1. 🤑 Completed initial phase of the raise - $950,000 on the same terms as offered on Wefunder
2. 💪 12 months operation in 2020 - $1.7 million in revenue
3. 💸 New product extension - Cashifyd offers Cashback in Real Estate by Local Experts
4. 🔥 Worldwide established products with an 85+% adoption rate by consumers
5. 🙌 Multiple connected revenue product-lines. $435mm + inventory currently on the platform
6. 🌎 Recent DOJ & NAR settlement requires a more open disclosure of buyer fees. A clear case - Cashifyd

7   😼 Led by a group of always-be-testing innovators with a massive work ethic

8   ⚡ Our initial investors already have invested $100,000+ on average.

# Our Team



**Wade T Micoley**  CEO & Founder

A big picture thinker and master strategist, Wade successfully started multiple businesses in banking, real estate, construction and other industries. As founder, his expertise in business scaling and operations lays the path for RealtyHive success.

> RealtyHive-Current Real Estate marketing is outdated and ripe for disruption. Agents out of pocket marketing budgets are slim & unless a property sells quickly, many linger on the market. Cashifyd-By allowing buyers to control themselves as a lead and release data to a group of selected agents; they can participate in Cash-Back incentives.



**Mark Herman**  President & COO-Founding Team Member

With 20+ years of experience in banking, lending, & investments, Mark plays a key role in RealtyHive's expansion into new industries. As an active real estate investor, Mark's knowledge has guided RealtyHive with financing & growth opportunities.



**Hugh Gilliam**  Director of Int'l Real Estate-Founding Team Member

As the head of all things international, Hugh brings many years of experience in negotiation, sales & international business. He is also the co-founder of Doorways International, a luxury real estate platform for Brokers & Buyers in 70+ countries.



**Alex Ryczek**  Director of Business Dev-Founding Team Member

Alex is a go-getter and the backbone of the RealtyHive business development team. As a licensed Realtor & networking pro, he understands the challenges facing industry professionals and actively looks for new partnerships and business opportunities.



**Gabe Gondeck**  Dir. of Business Dev/Cashifyd-Founding Team Member

With a long history of customer service and a heart of gold, Gabe conducts client/prospect education and outreach, performs market research, and assists with product development and testing for RealtyHive's new cashback referral app, Cashifyd.



**Amanda Syrjamaki**  Creative/Technology Director-Founding Team Member

There's little this hyper-organized Jane-of-all-trades doesn't do. Her work revolves around translating the goals of the sales team into actionable tasks for the web development and marketing groups and managing them as they turn into reality.



**Laura Lutzke**  Social Media Maven-Founding Team Member

As the social media maven at RealtyHive, Laura's expertise helps put the RealtyHive products and services in front of the right crowd, and as a bonus, her creative eye for design helps visually showcase the company across all platforms.



**Alisha Fulfer** Client Networking & Support-Founding Team Member

RealtyHive's social butterfly Alisha, works closely with sales outreach, onboarding, & ongoing communication. As an active Realtor, Alisha's use of RealtyHive & Cashifyd has played a major role in providing a proof of concept for additional business.

---

# Join us in Expanding the Gold Standard Platform for real estate buyers & sellers

*I invested in RealtyHive because I personally know the CEO Wade Micoley and have been a partner with him in other projects over the years and he is a self-made entrepreneur that is a very sharp businessman that I trust and respect. Furthermore, I think RealtyHive and the Cashifyd App are cutting edge ideas and technology that can help Real Estate Agents, Brokers and banks sell their slow moving or troubled real estate and that the Cashifyd App which gets the buyers cash back at closing are 2 great products that are getting traction and have a lot of potential that could revolutionize the real estate market not just in the US but Internationally as well.*

Steven W Stock
Stock Investments

*For me, it always comes down to the people. I have invested with Mark multiple times over the last 20 years and done well each time. I'm confident this team will overcome the inevitable challenges that take place when building a new company.*

Kurt Cavano

*I have known and invested with you for years. I met Mark Herman about a decade ago (time flies) and have always found him to be extremely ethical and conscientious about being fair to investors, as well as very skilled in identifying and maximizing opportunities, a reputation he enjoys far and wide such that my husband and I wanted to invest in something he runs. I met Wade through Mark and have found him to be likewise extremely knowledgeable, skilled and ethical. I cannot recommend ventures run by the two of them highly enough.*

Sara K. MacWilliams, Esq.
MacWilliams Law PC


RealtyHive
Cashifyd
by RealtyHive
Download on the App Store
GET IT ON Google Play
Connecting the world's motivated buyers & sellers
Or browse by category:
I want to buy
$700K
$850K
$4,200 to $5,100
Continue
Kaukauna, Wisconsin
$12k - $15k
$10k - $11k



**This is a tested, tuned platform with real results and we are just getting started.**

This is an opportunity to invest in a ground-level company with multiple revenue streams, well-tested products, and industry traction.

Your investment with RealtyHive will assist in the further development and global expansion. Read on and be one of the few ever to invest in a platform created by a team of dedicated, successful business professionals that have built companies with real results.


FOR SALE
3189 Cth Q
Neillsville, WI 54456
4 beds
2 baths
LIST PRICE:
$350,000
$1.7m revenue in 2020
Completed initial phase of the raise
$950,000 on the same terms as offered on Wefunder
Our initial investors already have invested $100,000+ on average
1,300+ closed transactions
in the bulding phase alone
150,000 unique visitors a month
85% consumer adaption rate

With both high-profit success fees and recurring revenue, RealtyHive created a global platform with multiple connected product lines. Current clients include Private Property Sellers, Buyers, Real Estate Agents, Brokers, Financial Institutions, International Developers, and more.

**Issues identified - we solved 3 big ones**

RealtyHive analyzed billions of dollars worth of properties across the globe. This research found broad sections of the industry are being underserved, leaving many sellers, buyers, and agents needing additional options.


1
23-34%
of currently listed properties are lingering for sale over 90 days



... with agents investing in only basic marketing!



No one has developed an efficient consumer cashback platform in Real Estate that also supports Lenders and Agents.

2

The Mortgage & Real Estate industry is increasingly looking for ways to standout from the competition and offer unique services.

3

**Solutions to the industry with 85+% consumer adoption**

To coin a phrase from the philosopher Aristotle - the whole is greater than the sum of its parts. This aptly describes the multiple connected product lines developed under RealtyHive's umbrella. These programs cater to each individual client's needs and economical changes, while also ensuring maximum consumer choice and company revenue.

## PROGRAMS AT A GLANCE

| Property Marketing ESTABLISHED IN 2018 | Client branding & awareness LAUNCHING Q2, 2021 | Cashback for buyers & sellers LAUNCHING Q1, 2021 |
|---|---|---|
| **Marketing Matters** For increased property awareness Local - Regional - International **Agent Represented or By owner** 1/4 - 1/2% of sale | **RealtyHive Signature Agents** For agents wanting more seller leads $99.95/month | **Cashifyd Buyer/Seller Transactions** Consumers OR Agents + Cashifyd $375 average per transaction |
| **Time-Limited Events** Global property awareness + creating a sense of urgency **Agent Represented** 1% of sale **Consumer Direct (by owner)** 2% of sale | **Cashifyd Certified Agent** For agents wanting more buyer leads $99.95/month **Cashifyd Lender Affiliate** For agents wanting more clients $295/month | |



**The solution to issue #1 - globally connecting Buyers & Sellers through Time-Limited Events**

RealtyHive is a proven worldwide real estate platform that pairs intelligent digital marketing with strategic Time-Limited Events to connect buyers and sellers from around the world faster than ever before. After working with Financial Institutions and even the Federal Government, we revamped a retail version of our product to bring solutions to consumers and agents.

The system is designed to expose properties to the right buyers at the right time and incentivize them to act, helping the sellers to get the most amount of money for their property in the least amount of time.



TIME-LIMITED EVENTS
Property listed on RealtyHive.com
Success-Based: only pay if the property sells
Intelligent digital targeting
Consumer retargeting
Social media advertising
Distribution to non-MLS listing sites
Global exposure
275%+ more daily views than traditional alternatives
9:41
VIEW LISTING
TIME LIMITED EVENT
W11849-2 McEachern Rd
Dearbrook, WI, 54424, United States
5 beds 2 baths
SUGG. OPENING BID
$542,000

RealtyHive's exclusive Time-Limited Events use a range-pricing method and time constraints to encourage buyer action and competition paired with massive levels of property-specific marketing exposure, generating millions of property impressions per month and thousands of property visits from more than 200 countries around the world. It's simply the most effective way to ensure complete exposure for clients looking to sell.



The RealtyHive Marketing Platform
from RealtyHive
Connecting the World's
Motivated Buyers & Sellers
VIEW SELLERS THAT WANT TO SEE YOUR OFFER!
$ 2,750,000
$585,000
$2,390,000
$ 5,500,000
01:07



Think of Time-Limited Events as the icing on the cake, the creme de la creme, the best of the best in Real Estate exposure and marketing results. And, we prove it every day.

RealtyHive does not replace the current traditional marketing outlets. We enhance them by directly marketing properties and creating heightened awareness while giving cashback to buyers who use the platform.



| RealtyHive | | #1 Real Estate listing website | #1 Pre-Pay digital marketing platform |
|---|---|---|---|
| 38 days | time on site | 48 days | 35 days |
| 3,645 | property listing views | 1,049 | 62 |
| 109 | average daily views | 29 | 1.8 |
| 285 cities | global reach | N/A | N/A |
| 23+ hours | page engagement time | N/A | N/A |

Information above was compiled in 2019 by RealtyHive using available statistics from some of the most used real estate websites in the world.

**Yeah, it's a big opportunity!**

There is always a segment of the properties that need something more. Even today, with record-low inventory, there is still a large segment of the market that is not selling. This is where RealtyHive shines.

The stats below only represent the Residential properties in the United States. RealtyHive caters to all types of Real Estate around the globe.



1.2 Million residential homes for sale as of Jan, 2021 in the USA alone
34% of them are on the market
2x the average days (90+ days)
That's 400,000 properties at an average list price of $826,000...
...totalling over $330 billion!

**The Solution to Issue #2 - we created the first consumer-controlled CASHBACK program for REAL ESTATE, and it's free for buyers to use**

Cashifyd is connecting property buyers with real estate agents who offer cashback, reducing the amount of money required to close on a real estate purchase.

Cashifyd was designed to give consumers more money back than any other real estate incentive program without being forced to a particular agent, company or property, and without releasing your contact information to a mass of hungry agents.

**Cashifyd agents are real estate professionals who live and work in the communities you're interested in, making them experts in your area of interest.**

**You are in control with Cashifyd, you pick the agent you'd like to work with.** Cashifyd agents are required to offer a minimum of their commission as an incentive for you to select them but they can submit higher offers of cashback credit to you.

**Privacy on Your Schedule.** Unlike most real estate offers, Cashifyd will never sell your info to the highest bidder. Your contact info is kept confidential until you select an agent and is only shared with that one agent. With Cashifyd, you don't have to worry about getting unwanted phone calls, text messages, or emails.



**How Agents Benefit:**

**No-upfront cost leads:** Cashifyd connects you to real, self-verified potential buyers and there's no cost to you until the buyer closes on a property. The standard Cashifyd bid is 30% and is only paid at closing. No closing, no fee due to Cashifyd.

**Cashback offer customization:** pay more for the leads you're most interested in. Increase your Cashifyd bid amount as much or as little as you want to increase your chances of being chosen by the leads you find most valuable.

More leads when you want them: agents can use Cashifyd to gain more exposure

**More leads when you want them:** agents can use Cashifyd to gain more exposure and business year-round or exclusively use it to supplement business in slow seasons.

**Verified leads:** false leads often plague other real estate lead generation or lead referral networks — contact information submitted by someone who isn't ready to purchase, is already working with another agent, or the same lead is sent to many agents at once. With Cashifyd, the only leads you'll pay for are the ones that close.


Cashifyd
by RealtyHive
Buyers & Sellers
They get to choose who represents them
Access to vetted and motivated agents
Get cashback for simply referring themselves
I want to buy
$700K
$850K
$4,200
to
$5,100
Brokers & Agents
Global verified leads
Ability to grow their business with no upfront advertising fees
Free plan with real benefits

**What to expect from Cashifyd:**

Cashifyd is an entirely new concept in money-saving apps. Instead of saving you money on products you use in your home like Ibotta, Rakuten, and other traditional couponing apps, or on the services you use to fix up your home, like Groupon or HomeAdvisor, Cashifyd helps you to save money on the biggest purchase of all — your home!

Choosing a real estate agent can be a bit like dating. You want someone who will listen to you, communicates well, and is trustworthy. With Plenty of Fish in the sea, making the right pick can hinge on using the right technology. Similar to Match.com, but for real estate, Cashifyd lets you view agent profiles, videos, read bios, and learn more about someone before actually connecting with them in the real world.

**Why the timing for Cashifyd could not be better!**

Recently, The National Association of Realtors made a settlement with the DOJ to make buyers' fees more transparent. This is exactly what the Cashifyd app does by allowing buyers to choose the cashback or discount in the purchasing process and view multiple offers from agents while always retaining control of their information. It's a total win-win.


An official website of the United States government Here's how you know
THE UNITED STATES
DEPARTMENT of JUSTICE
Search this site



Home » Office of Public Affairs » News

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JUSTICE NEWS

Department of Justice

Office of Public Affairs

FOR IMMEDIATE RELEASE

Thursday, November 19, 2020

**Justice Department Files Antitrust Case and Simultaneous Settlement Requiring National Association of Realtors® To Repeal and Modify Certain Anticompetitive Rules**

**Settlement Will Increase Competition to the Benefit of American Homeowners and Homebuyers and Allow for Innovation in Brokerage Markets**

The Department of Justice today filed a civil lawsuit against the National Association of REALTORS® (NAR) alleging that NAR established and enforced illegal restraints on the ways that REALTORS® compete.

RELATED LINKS

Speeches and Press Releases

Videos

Photos

Blogs

Podcasts

**So... how big is this?**





5.8 million
buyers purchased homes in the US in 2019
does not include Land, Commercial and Multi-family
Cashifyd
by RealtyHive
If Cashifyd was used on just 1% of home purchases
it would result in
$114 million
cashback to consumers

**The Solution to Issue #3 - we gave Agents & Lenders a unique way to differentiate themselves in their marketplaces**

In a very commoditized service world, Agents & Lenders are continuously looking for new and unique ways to stand out and obtain new business in their marketplace.

RealtyHive has developed programs that allow agents and lenders to use our Platform and promote themselves as marketplace experts. These new programs create recurring income streams and the local experts market the RealtyHive services.



Cashifyd
Certified Agent
RealtyHive
Signature Agent
Cashifyd
Lender Affiliate
Get
Cashback on
Real Estate
with Green Bay, WI
expert Kim Micoley
of Micoley.com
Real Estate
9:41
Sell Your Home Fast
Get 1000% more daily
views on your
property
See How
BORROW
LOAN-COMPANY
Get Cashback
on Real Estate
with Northport, VA
mortgage experts


GET STARTED
Cashifyd
MICOLEY.COM
License #62968-94
Kim Micoley
(920) 617-1952
GET STARTED
Estefania Lopez
NMLS# 9503711
Cashifyd

**Let's put it all together!**

In a nutshell, RealtyHive is a firm with multiple, globally-connected product lines that all end up working in tandem to create revenue, save consumers money and build optimal success for our clients.


I'm a...
Seller
Need a solution to get my property exposed on a global level. I can sell with an agent or on my own.
RealtyHive
Looking for properties
Buyer
Getting verified leads
Agents
Property platform
Getting verified leads
Lenders
Cashback maketplace
Connect with an agent willing to give me cashback
Cashifyd by RealtyHive
Connect with an agent willing to give me cashback
Cashback
Agents
Cashback

## FINANCIAL PROJECTIONS

| | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| RealtyHive Rev (net costs of sales) | $1,750,000 | $2,850,000 | $3,975,000 | $6,250,000 | $9,850,000 |
| Cashifyd Rev | $80,000 | $590,000 | $2,150,000 | $4,900,000 | $11,450,000 |
| Total Revenue | $1,830,000 | $3,440,000 | $6,125,000 | $11,150,000 | $21,300,000 |
| Operating Expenses | $2,670,000 | $3,225,000 | $3,725,000 | $4,330,000 | $5,625,000 |
| Net Income | -$840,000 | $215,000 | $2,400,000 | $6,820,000 | $15,675,000 |


$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0

**We'll let our clients take it from here**

**Richard Beausejour**
1 review
★★★★★
**Positive:** Professionalism

In a very short time, I sold my hotel with RealtyHive. Despite a very difficult economical context, they made a very good job.
I recomand RealtyHive to everyone who is looking for to sell their property. Cause, they have a professional and reliable service.

Thanks again for your great help guys.









**DEAN HESS**
1 review
★★★★★
I greatly appreciated Wade's counsel throughout this process! Wade was professional, helpful, and assisted us to successfully negotiate through a drawn out process to purchase a key property.

previously on the market for
769 days
2
price reductions
Engaged with RealtyHive
one month property stats
54,170
impressions
920
direct property views
offer recived within
45 DAYS
of listing with RealtyHive
listing sold at
110%
of the suggested opening bid
317 S Witchdack Rd
PENDING OFFER

Sold as-is...
required a TON of cosmetic and plumbing repairs
Engaged with RealtyHive
28,889
impressions
820
...direct property views
offer recived after only
14 DAYS
of listing with RealtyHive
listing sold at
110%
of the suggested opening bid
27202 144th Ave
SOLD

**Jill Gondeck**
2 reviews
★★★★★
RealtyHive/Cashifyd was a great experience. It was very easy to use. I got cash back for working with my agent! I plan to use the $750 cashback for landscaping for my new home. Thanks Cashifyd!

Cashifyd

Cashifyd



**Tom Donegan**
10 reviews

★★★★★

First class service! RealtyHive is all about client service and they know how to sell property. It's a pleasure working with them.



**Erik Ulvog**
7 reviews

★★★★★

I've been working with Realty Hive since 2013. I found their approach to be extremely effective for sellers. The high level of professionalism, effective communication and market competency given to each sale is exceptional.



**Sherri DeHahn**
10 reviews · 1 photo

★★★★★

I had two recent successful sales using RealtyHive with homes that I had listed. The Sellers went through three Realtors prior, and their homes were on the market for over five years. RealtyHive gave me another avenue to market these hard to sell properties and to get the exposure they needed to sell. Also, excellent website for Investors who are looking for investment properties. I was pleased with their service and the results; I would highly recommend them



**Michael G Roth**
2 reviews · 1 photo

★★★★★

I recently referred a close friend to RealtyHive who was having trouble moving his unique home in a slightly off the beaten path location in the Detroit Suburbs. I was amazed by the traffic boost for showings he saw right after engaging Hive. His house sat listed for a long time before Hive and sold quickly once the showings were boosted by this service. Impressive.



**Jeffrey Vlasic**
3 reviews

★★★★★

Seamless experience. Great for all stakeholders - buyers, sellers, brokers, and brokerage firms!



**Emily Wottreng**
2 reviews

★★★★★

The best option out there for time-limited events, hands-down. Everyone at RealtyHive is super knowledgeable, resourceful, and friendly. Highly recommend for buying or selling!